Exhibit 6.3

EXECUTION VERSION

AMENDED AND RESTATED

EXECUTIVE EMPLOYMENT AGREEMENT

This Amended and Restated Executive Employment Agreement (the “Agreement”) is made as of June 3, 2024 (the “Effective Date”) by and between Newsmax Media, Inc., a Florida corporation, with its principal executive office at 750 Park of Commerce Drive, Suite 100, Boca Raton, FL 33487 (the “Company”) and Darryle Burnham an individual residing at _____________________ (the “Executive”).

WHEREAS, the Executive currently serves in the position of Chief Financial Officer of the Company;

WHEREAS, on January 15, 2015, the Company and the Executive entered into an Employment Agreement, dated as of such date (the “Prior Agreement”); and

WHEREAS, the Company desires to continue to employ Executive, and Executive desires to continue to be employed by the Company, and the parties desire to enter into this Agreement for the purpose of amending and restating the Prior Agreement in its entirety to reflect current employment terms agreed to by the parties.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and intending to be legally bound hereby, the Company and the Executive hereby agree as follows:

Section 1. General Definitions. As used herein, the following terms shall have the meanings set forth below:

“Cause” means (i) the Executive’s willful misconduct or gross negligence in the performance of the Executive’s duties to the Company Group; (ii) the Executive’s repeated failure to perform the Executive’s duties to the Company or to follow the lawful directives of the Chief Executive Officer of the Company (other than as a result of death or Disability); (iii) the Executive’s commission of, indictment for, conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude (other than vehicular felonies); (iv) the Executive’s performance of any material act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of the Company Group’s property; (v) (A) the Executive’s use of illegal drugs, or (B) the Executive’s abuse of alcohol, in each case, that impairs the Executive’s ability to perform the Executive’s duties contemplated hereunder; or (vi) the Executive’s material breach of this Agreement, in each case, which is not cured in all material respects within thirty (30) days after written notice from the Company which specifically identifies the manner in which the Company believes that the Executive has caused a Cause event to occur.

“Company Group” means, collectively, the Company, its parent company, and its subsidiaries.

“Disability” of the Executive means the inability of the Executive to have performed the Executive’s material duties hereunder after reasonable accommodation due to a physical or mental injury, infirmity or incapacity for one hundred eighty (180) days (including weekends and holidays) in any three hundred sixty-five (365)-day period as determined by the Chief Executive Officer. If the Executive is prevented from performing his duties because of Disability, upon request of the Company, the Executive shall submit to an examination by a physician selected by the Company, at the Company’s expense, and the Executive hereby authorizes his personal physician to disclose to the selected physician all of the Executive’s medical records.

“Good Reason” shall mean the occurrence of any of the following events, without the express written consent of the Executive, unless such events are fully corrected in all material respects by the Company within thirty (30) days following written notification by the Executive to the Company of the occurrence of one of the following events (i) diminution in the Executive’s duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); or (ii) diminution in the Executive’s Salary or other rights and benefits provided to the Executives as of the date of this Agreement.

“Restricted Period” means during the Employment Period and for twelve (12) months after the Employment Termination Date.

Section 2. Employment and Term . The Company agrees to employ the Executive pursuant to the terms of this Agreement, and the Executive agrees to be so employed by the Company, for a term of two (2) years (the “Initial Term”) commencing as of the Effective Date. On each anniversary of the Effective Date following the Initial Term, the term of this Agreement shall be automatically extended for successive one-year periods; provided, however, that either party hereto may elect not to extend this Agreement by giving written notice to the other party at least sixty (60) days prior to any such anniversary date. The period of time between the Effective Date and the termination of the Executive’s employment hereunder shall be referred to herein as the “Employment Term”.

Section 3. Employment Capacities and Duties. The Executive shall be employed throughout the Employment Period as the Chief Financial Officer of the Company Group. The Executive shall have the duties and responsibilities normally associated and incumbent with such positions and shall perform such other tasks as may reasonably be requested by the Chief Executive Officer. The Executive shall supervise and manage the day-to-day operations of the Company Group. The Executive will report to the Chief Executive Officer of the Company.

Section 4. Executive Performance Covenants. The Executive accepts the employment described in Section 3 herein and agrees to devote his full working time and efforts (except for absences due to illness and vacations) to the business and affairs of the Company Group and the performance of the aforesaid duties and responsibilities.

Section 5. Salary. In compensation for his services hereunder, the Executive shall be paid a base salary by the Company at an annual rate of Three Hundred Fifty-Seven Thousand Dollars (US $357,000) (the “Salary”). The Salary shall be paid to the Executive in equal installments in accordance with the Company’s payroll policies. The Executive shall be eligible for annual merit-based increases to his Salary or cost-of-living increases at the discretion of the Company. The Chief Executive Officer shall determine any bonus opportunities or other compensation to the Executive.

Section 6. Employee Benefits. During the Employment Period, in addition to any and all compensation and benefits required or permitted to be made by the Company to the Executive hereunder, the Executive shall receive the benefits and enjoy the perquisites described below:

(a)	Vacation referred to as Paid Time Off (PTO). The Executive shall be entitled to accumulate twenty-seven (27) days of PTO per annum to be taken at such times for such lengths as are reasonable given the tasks of the Executive and obligations of the Company Group. Accrued, but unused, PTO days from this Agreement shall be payable to Executive on the Employment Termination Date (the “Accrued Vacation”); provided that if at the end of each fiscal year, the Executive has more than ten (10) PTO days accrued and unused, then the Company shall pay the Executive the value of such excess PTO days in cash during the first payroll run of the new calendar year. For the avoidance of doubt, this section shall not reduce the number of PTO days accrued by the Executive prior to the date hereof; and

(b)	Benefit Plans. The Executive shall be entitled to participate in the Company’s benefit plans, including but not limited to group hospitalization, health, life, disability, travel or accident insurance, restricted or stock purchase plan, stock option plan, retirement income or pension plan, 401(k) plan or other present or future group employee benefit plan or programs of the Company for which executives of the Company are or will become eligible. Nothing contained in this Agreement shall prevent the Company from amending or otherwise altering any such plan, program or arrangement during the Employment Period; and

(c)	Car Allowance. The Executive shall be entitled to receive reimbursement for lease payments for a vehicle approved by the Company; and

(d)	Indemnification. The Executive shall be entitled to directors and officers indemnification and protection from liability as provided in the Company’s Bylaws and as set forth in Section 10.

Section 7. Reimbursement of Expenses. The Company shall reimburse the Executive for all reasonable business expenses incurred in providing services to the Company upon the Executive’s submission of appropriate documentation evidencing such expenses in accordance with the Company’s reimbursement policy.

Section 8. Termination of Employment. Any termination of the Executive’s employment by the Company or by the Executive shall be communicated by a written notice of termination to the other party hereto (each, a “Notice of Termination”).

(a)	“Employment Termination Date” shall mean the date on which the Executive’s right and obligation to perform employment services for the Company Group shall terminate and the Executive ceases to be employed by the Company, effective upon the first to occur of the following:

(1)	The termination of the Employment Period;

(2)	The death of the Executive;

(3)	If the Executive’s employment is terminated for Disability, the date on which the Notice of Termination is given;

(4)	If the Executive’s employment is terminated by the Company for Cause, the date on which a Notice of Termination is given;

(5)	If the Executive’s employment is terminated by the Company other than for Cause, Disability or death of the Executive, the date specified in the Notice of Termination; and

(6)	If the Executive’s employment is terminated by the resignation of the Executive, the date specified in the Notice of Termination.

(b)	Termination Upon Executive’s Death. In the event of the Executive’s death, the Company shall pay to the Executive’s estate any accrued and unpaid amount of Salary, Accrued Vacation, benefits and un-reimbursed expenses through the date of death.

(c)	Termination for Disability. The Chief Executive Officer of the Company may terminate the Executive’s employment because of the Disability of the Executive and thereafter the Company shall pay to the Executive (or his successors) his unpaid Salary, Accrued Vacation, benefits and un-reimbursed expenses through the Employment Termination Date.

(d)	Termination for Cause or Resignation not for Good Reason. The Chief Executive Officer of the Company may terminate the Executive’s employment hereunder for Cause. If the Executive’s employment is terminated by the Chief Executive Officer of the Company for Cause or the Executive resigns from his position with the Company not for Good Reason, the Company shall pay the Executive (or his successors) his unpaid Salary, Accrued Vacation, benefits and un-reimbursed expenses through the Employment Termination Date.

(e)	Termination not for Cause or Resignation for Good Reason. In the event of termination of Executive’s employment without Cause and/or the Executive’s resignation for Good Reason, the Executive shall be entitled to:

a.	Earned but unpaid Salary through the Employment Termination Date;

b.	Unreimbursed expenses through the Employment Termination Date;

c.	Severance compensation, payable in equal installments in accordance with normal Company payroll practices, beginning immediately following the Employment Termination Date and for twenty-four (24) months thereafter (the “Severance Period”); provided, however, that if Executive’s review and revocation period for the general release of claims required pursuant to subparagraph (g) below spans two of Executive’s taxable years, the first payment shall be made on the first regularly scheduled payroll date of the later taxable year, provided that such general release has become irrevocable prior to such payment date, and shall include all amounts accrued prior thereto;

d.	Any bonuses earned but not yet paid for any completed full fiscal year or calendar quarter immediately preceding the Employment Termination Date;

e.	Accrued Vacation; and

f.	During the Severance Period, continuation of the Company’s employee benefits provided to the Executive during the Employment Period (other than health insurance), to the extent permitted by the terms of the applicable benefit plans and applicable law; provided that subject to (a) the Executive’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), (b) the Executive’s continued copayment of premiums at the same level and cost to the Executive as if the Executive were an employee of the Company, and (c) the Company not being subject to material tax or other penalties, continued participation in the Company’s group health plan (to the extent permitted under applicable law) which covers the Executive (and the Executive’s eligible dependents) for a period of eighteen (18) months following the Employment Termination Date, at the Company’s expense, provided that in the event that the Employee obtains other employment that offers group health benefits, such continuation of coverage by the Company under this Section 8(f) shall immediately cease.

g.	Any amounts payable and benefits or additional rights provided pursuant to this Agreement beyond the unpaid Salary through the Employment Termination Date, Accrued Vacation and un-reimbursed expenses through the Employment Termination Date shall only be payable (i) if the Executive delivers to the Company a general release of claims in favor of the Company in a form to be provided by the Company, which general release shall comply with all requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and shall become irrevocable within fifty-five (55) days following termination, and (ii) if Executive has not breached and remains in compliance with the terms of Section 9.

Section 9. Non-Solicitation; Confidentiality.

(a)	Non-Solicitation. During the Restricted Period, the Executive shall not induce or solicit any employee of the Company Group to terminate his or her employment with the Company Group. Notwithstanding the foregoing, the provisions of this Section 9(a) shall not be violated by general advertising or solicitation not specifically targeted at Company Group-related persons or entities.

(b)	Confidentiality. The Executive agrees and acknowledges that, by reason of the nature of his duties as employee of the Company, he will have or may have access to confidential information of the Company Group, such as, lists of customers or subscribers, financial statistics, research data or any other statistics and plans contained in profit plans, capital plans, critical issue plans, strategic plans or marketing or operation plans or other trade secrets of the Company Group (“Confidential Information”). The Executive agrees that during the Restricted Period, the Executive shall keep in strict confidence, and not, either directly or indirectly disclose (except in the regular course of his employment duties) any Confidential Information. The Executive acknowledges that all manuals, instruction books, price lists, experiment logs or papers, information and records and other information and aids relating to the Company Group’s business, and any and all other documents containing Confidential Information furnished to the Executive by the Company Group or otherwise acquired or developed by the Executive, shall at all times be the property of the Company Group. Upon termination of the Employment Period, the Executive shall return to the Company or destroy any such property or documents which are in his possession, custody or control. For the avoidance of doubt, Executive understands that pursuant to the federal Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing contained in this Agreement shall limit Executive’s ability to communicate with any federal, state or local governmental agency or commission, including to provide documents or other information, without notice to the Company. Further, nothing in this Agreement shall be deemed to preclude Executive from testifying truthfully under oath if Executive is required or compelled by law to testify in any judicial action or before any government authority or agency or from making any other legally-required truthful statements or disclosures.

(c)	Remedies. It is expressly agreed by the Executive and the Company that these provisions are reasonable for purposes of preserving for the Company its business, goodwill and proprietary information. It is also agreed that if any provision is found by a court having jurisdiction to be unreasonable because of scope or time, then that provision shall be amended to correspond in scope or time that is considered reasonable by the court and as amended shall be enforced and the remaining provisions shall remain effective. In the event of any breach of these provisions by the Executive, the parties recognize and acknowledge that a remedy at law may be inadequate and the Company may suffer irreparable injury. The Executive acknowledges that the services to be rendered by him are of a character giving them peculiar value, the loss of which cannot be adequately compensated for in damages. In the event of a breach by the Executive of any of the provisions set forth in Section 9(a), or (b), the Company may seek injunctive and other appropriate equitable relief without the posting of any type of bond or surety. Such relief shall be in addition to any other relief to which the Company may be entitled at law or in equity.

Section 10. Indemnification. The Executive shall be covered by the directors and officers indemnification rights in the Company’s Bylaws and any directors and officers insurance policy maintained by the Company and otherwise to the fullest extent permitted under applicable law.

Section 11. Successors and Assigns. Except as hereinafter expressly provided, the agreements, covenants, terms and provisions of this Agreement shall bind the respective heirs, executors, administrators, successors and assigns of the parties. This Agreement is personal in nature and neither of the parties shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive’s right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, and in the event of any attempted assignment or transfer in contravention of this Section 11, the Company shall have no liability to pay to the purported assignee or transferee any amount so attempted to be assigned or transferred. For the avoidance of doubt, the Company shall be entitled to enforce any obligations of the Executive to the other members of the Company Group under this Agreement.

Section 12. Notices. All notices and other communications that are required or may be given under this Agreement shall be in writing and shall be delivered personally, by certified mail (return receipt requested), or by overnight courier, addressed to the receiving party at the address noted below, or any other address provided by the Company or the Executive, as applicable, in a written notice delivered pursuant to this Section 12. All notices shall be effective upon receipt.

If to the Company:

If to the Executive:

Section 13. Waiver; Remedies Cumulative. No waiver of any right or option hereunder by any party shall operate as a waiver of any other right or option, or the same right or option as respects any subsequent occasion for its exercise, or of any legal remedy. No waiver by any party of any breach of this Agreement or of any agreement or covenant contained herein shall be held to constitute a waiver of any other breach or a continuation of the same breach. All remedies provided in this Agreement are in addition to all other remedies provided under this Agreement or applicable law.

Section 14. Governing Law; Severability. Subject to Section 10, this Agreement and the various terms, provisions, covenants and agreements, shall be construed, interpreted and enforced under and with reference to the laws of the State of Florida. It is the intention of the Company and the Executive to fully comply with all laws and matters of public policy relating to employment agreements and restrictive covenants, and this Agreement shall be construed consistently with such laws and public policy to the extent possible. If any one or more covenants, agreements, terms or provisions of this Agreement or any portion or portions thereof shall be held invalid or unenforceable by a court of competent jurisdiction, then such covenants, agreements, terms or provisions (or portions thereof) shall be deemed separable from the remaining covenants, agreements, terms or provisions of this Agreement and such holding shall in no way affect the validity or enforceability of any of the other covenants, agreements, terms or provisions hereof.

Section 15. Code Section 409A.

(a)	The parties agree that this Agreement shall be interpreted to comply with or be exempt from Section 409A of the Code and the regulations and guidance promulgated thereunder to the extent applicable (collectively “Code Section 409A”), and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. In no event whatsoever will the Company be liable for any additional tax, interest or penalties that may be imposed on Executive under Code Section 409A or any damages for failing to comply with Code Section 409A.

(b)	A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (ii) the date of Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 15.2 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)	With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits, to be provided in any other taxable year, provided, that, this clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred.

(d)	For purposes of Code Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

Section 16. Jurisdiction and Venue. The parties irrevocably and unconditionally (a) agree that any suit, action or legal proceeding must be brought in Palm Beach County, Florida; (b) consent to the jurisdiction of such court in any suit, action or proceeding; (c) waive any objection which it may have to the laying of venue of any such suit, action or proceeding in any of such courts; and (d) agree that service of any court paper may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws or court rules in the State of Florida. Notwithstanding the above, the parties hereto agree that any controversy, claim or dispute arising out of the terms of this Agreement, or the breach thereof, shall be settled by arbitration in Palm Beach county under the rules of the American Arbitration Association.

Section 17. Miscellaneous. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement may not be modified, changed or amended except in a writing signed by each of the parties hereto. This Agreement may be signed in multiple counterparts, each of which shall be deemed an original hereof. The captions of the several sections and the subsections of this Agreement are not part of the context hereof, are inserted only for convenience in locating such subsections and shall be ignored in construing this Agreement.

Section 18. Withholdings. The Company shall deduct and withhold from the compensation payable to the Executive any and all applicable federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statutes, regulations, ordinances or orders governing or requiring the withholding or deduction of amounts otherwise payable as compensation or wages to employees.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the Company and the Executive have executed this Amended and Restated Employment Agreement as of the date first written above.

NEWSMAX MEDIA, INC.

By:	/s/ Christopher Ruddy
Christopher Ruddy

Its:	Chief Executive Officer

DARRYLE BURNHAM

/s/ Darryle Burnham